Exhibit 1

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

ALTA FOX OPPORTUNITIES FUND, LP

Sale of Common Stock	(1,000,000)	14.9000[1]	05/29/2025

1 This transaction was executed in multiple trades at prices ranging from $14.9000 to $14.9350. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate sale price.